EXHIBIT 12

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

May 9, 2025

Board of Directors The Lazard Funds, Inc. Lazard International Equity Advantage Portfolio 30 Rockefeller Plaza New York, New York 10112

Board of Trustees Lazard Active ETF Trust Lazard International Dynamic Equity ETF 30 Rockefeller Plaza New York, New York 10112

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Lazard International Equity Advantage Portfolio (the “Acquired Portfolio”), a series of The Lazard Funds, Inc., a Maryland corporation (the “Company”), to Lazard International Dynamic Equity ETF (the “Acquiring Portfolio”), a series of Lazard Active ETF Trust, a Delaware statutory trust (the “Trust”), and to the holders of shares of the Acquired Portfolio (the “Acquired Portfolio Shareholders”), in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of January 15, 2025, executed by the Trust on behalf of the Acquiring Portfolio and by the Company on behalf of the Acquired Portfolio, of the Acquired Portfolio (the “Assets”) to the Acquiring Portfolio in exchange solely for shares of beneficial interest of the Acquiring Portfolio (the “Acquiring Portfolio Shares”) and the assumption of the Acquired Portfolio’s liabilities as defined in the Plan (the “Liabilities”) by the Acquiring Portfolio, followed by the distribution of the Acquiring Portfolio Shares received by the Acquired Portfolio and cash paid in lieu of fractional Acquiring Portfolio Shares and to the Cash-Out Shareholders (as

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defined in the Plan) in complete liquidation and termination of the Acquired Portfolio (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by the Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of the Acquiring Portfolio, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Portfolio, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Portfolio and the Acquiring Portfolio:

1.	The acquisition by the Acquiring Portfolio of all of the properties of the Acquired Portfolio in exchange solely for Acquiring Portfolio Shares and the assumption of all Liabilities of the Acquired Portfolio by the Acquiring Portfolio followed by the distribution of Acquiring Portfolio Shares and cash in lieu of fractional shares to the Acquired Portfolio Shareholders in exchange for their shares in complete liquidation and termination of the Acquired Portfolio will constitute a tax-free reorganization under section 368(a) of the Code. The Acquiring Portfolio and Acquired Portfolio each will be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2.	Under sections 361 and 357(a) of the Code, the Acquired Portfolio will not recognize gain or loss upon the transfer of the Assets of the Acquired Portfolio to Acquiring Portfolio in exchange solely for the assumption of all the Acquired Portfolio’s Liabilities and the Acquiring Portfolio Shares, except that the Acquired Portfolio may be required to recognize gain or

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loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;

3.	The Acquired Portfolio will not recognize gain or loss upon the distribution to the Acquired Portfolio Shareholders of the Acquiring Portfolio Shares received by the Acquired Portfolio in the Reorganization;

4.	The Acquiring Portfolio will recognize no gain or loss upon receiving the Assets of the Acquired Portfolio in exchange solely for the assumption of all Liabilities of the Acquired Portfolio and the issuance of the Acquiring Portfolio Shares;

5.	The Acquired Portfolio Shareholders will recognize no gain or loss upon receiving Acquiring Portfolio Shares solely in exchange for their Shares (except with respect to cash received in lieu of fractional shares);

6.	The aggregate basis of the Acquiring Portfolio Shares received by the Acquired Portfolio Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Portfolio Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

7.	An Acquired Portfolio Shareholder’s holding period for the Acquiring Portfolio Shares received by the Acquired Portfolio Shareholder in the Reorganization will include the holding period during which the Acquired Portfolio Shareholder held Shares of the Acquired Portfolio surrendered in exchange therefor, provided that the Acquired Portfolio Shareholder held the shares as a capital asset on the date of Reorganization;

8.	The tax basis of the Assets of the Acquired Portfolio acquired by the Acquiring Portfolio will be the same as the tax basis of such Assets to the Acquired Portfolio immediately prior to the Reorganization;

9.	The holding period of the Assets of the Acquired Portfolio in the hands of the Acquiring Portfolio will include the period during which those Assets were held by the Acquired Portfolio; and

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10.	The Acquired Portfolio’s tax attributes enumerated in section 381(c) of the Code will be taken into account by the Acquiring Portfolio without limitation.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) the Acquired Portfolio with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code, and (2) the Cash-Out Shareholders whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Portfolio Shares held by them because such shareholders do not hold their Acquired Portfolio Shares through an account that can accept the Acquiring Portfolio Shares on the date of the Reorganization.

Very truly yours,

/s/ Dechert LLP

Dechert LLP